Exhibit 99.1

Caledonia Mining Corporation Plc

Utilisation of the block admission in respect of

ATM Sales Agreement

(NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL)

St Helier, June 12, 2026 – In accordance with Rule 29 of the AIM Rules for Companies (“the AIM Rules”), Caledonia Mining Corporation Plc (“Caledonia” or “the Company”) gives below the information required by Schedule Six of the AIM Rules in connection with its "At the Market" or "ATM" sales agreement with Cantor Fitzgerald & Co (“Cantor”) (the “ATM Sales Agreement”), as announced on December 17, 2024.

Name of company:	Caledonia Mining Corporation Plc
Name of scheme:	ATM Sales Agreement
Period of return:	From December 16, 2025 to June 12, 2026
Number and class of securities not issued under the scheme:	4,000,000 depositary interests representing the same number of common shares
Number of securities issued/allotted under scheme during period:	Nil
Balance under scheme of securities not yet issued/allotted at end of period:	4,000,000 depositary interests representing the same number of common shares
Number and class of securities originally admitted pursuant to the scheme and the date of admission:	Nil
Contact name and telephone number:	As below

Head and Registered Office: Caledonia Mining Corporation Plc

2 Mulcaster Street, St Helier, Jersey, Channel Islands, JE2 3NJ

info@caledoniamining.com | | www.caledoniamining.com

1

Enquiries

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965
Camarco, Financial PR (UK) Elfie Kent Fergus Young	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

2